Exhibit 99.1

Apergy to Combine with Ecolab’s Upstream Energy Business in a Tax-Free Transaction, Creating a Global Leader in Production-Optimization Solutions

•	Global leader for life of field production optimization solutions, including artificial lift equipment, chemical solutions, and digital technologies, offering customers increased productivity over the well lifecycle, with approximately 80% of revenue from production-related product lines

•	Combined business expected to generate pro forma revenue of approximately $3.5 billion and adjusted EBITDA of approximately $615 million (before synergies) in 2019 with strong recurring revenue, cash flow, and through-cycle performance

•	Expected annual run-rate cost synergies of $75 million within 24 months of closing, plus incremental sales growth opportunities, benefiting both sets of shareholders

•	Financially compelling transaction with strong benefits for Apergy and Ecolab shareholders, creating a combined company enterprise value of approximately $7.4 billion, including approximately $3.9 billion[1] of stock to Ecolab shareholders and assumption of estimated Upstream Energy net debt of approximately $492 million; existing Apergy and Ecolab shareholders to own 38% and 62% of the combined entity, respectively

•	Expanded and diversified global customer base, including international and national oil companies, large independents, and oil field services companies

•	Significant geographic footprint with ~40% of revenue in international markets and established international platform for expansion opportunities

•	Strong balance sheet with pro forma net leverage of approximately 1.7x2 excluding cost synergies and 1.5x including cost synergies, with combined company expected to de-lever even more given significant pro forma free cash flow generation

•	Apergy to host conference call today at 8:30am Eastern / 7:30 am Central

The Woodlands, Texas and St. Paul, Minn., December 19, 2019 – Apergy Corporation (“Apergy”) (NYSE: APY) and Ecolab Inc. (“Ecolab”) (NYSE: ECL) today announced that their Boards of Directors have approved a definitive agreement pursuant to which Ecolab will separate the Upstream Energy business of Nalco Champion (which is being renamed ChampionX) and simultaneously combine it with Apergy in a tax-free transaction, creating a scaled, global leader in production-optimization solutions (the “Combined Company”).

The merger combines Apergy with Ecolab’s ChampionX business, which is expected to generate approximately $2.4 billion in revenue in 2019, and consists of the drilling, completion, and energy production, chemistry sciences, and solutions operations currently included within Ecolab’s Energy segment. The downstream chemistry solutions business from Ecolab’s former Energy segment will be retained by Ecolab. Following the completion of the transaction, the Combined Company will have approximately $3.5 billion in pro forma 2019 sales, with a strong balance sheet and robust free cash flow generation. The Combined Company will provide greater scale, a larger geographic footprint, enhanced customer touch points, and low leverage supported by strong cash flow generation through the oil and gas cycle.

“This transaction is a great development benefiting both Apergy and Ecolab shareholders. It brings together two well respected companies to create a global leader that provides customers with a full suite of production-optimization solutions, solidifying our position as a focused leader in the production segment, while providing shareholders and employees better long term growth opportunities,” said Sivasankaran “Soma” Somasundaram, President and Chief Executive Officer of Apergy. “The ChampionX business is a ‘top box’ performer within our value creation framework, and will accelerate our strategic goals of broadening our product portfolio and geographic footprint, as well as expanding our customer relationships. The transaction is consistent with our strategic priorities of reducing cyclicality and decreasing leverage. Additionally, the Combined Company will be on the cutting edge of technology and development in the oilfield with a patent portfolio of over 2,400 global patents. Culturally, our organizations are very similar with a focus on customer centricity, advancement of technology, and continuous improvement. We expect that our cultural alignment will result in a seamless integration. ChampionX has a talented and experienced management team, and I am looking forward to working with them. Post-transaction, we will have over 8,000 talented employees working collaboratively to solve customer problems around the world.”

Douglas M. Baker, Jr., Ecolab’s Chairman and CEO, commented, “This transaction is a terrific development for both Apergy and ChampionX. It brings together two established industry leaders, creating a strong and focused entity with an experienced management team, considerable scale and a broader range of solutions that better serve customer needs. These commercial merits, together with the significant synergies expected to be realized through the combination, should drive even more attractive shareholder value for Ecolab shareholders than our original spin plan. This combination should also create more opportunities for our ChampionX associates, whom we thank for their many contributions and wish them every success in the future. Given that we have already been working towards a spinoff of ChampionX, we expect this to be a smooth transition for the business.”

Deric Bryant, current Executive Vice President & President of Ecolab’s Upstream Energy business, commented, “I am excited to be joining with Apergy to drive ChampionX’s future growth. Together our two businesses will offer a compelling value proposition to our production-focused customer base. I believe that our future is brighter together, and I look forward to leading ChampionX as part of the Combined Company.”

Key Strategic & Financial Benefits

The transaction brings together two highly complementary, leading oilfield equipment and specialty chemical companies with strong operating platforms and relatively stable end markets. The Combined Company is expected to benefit from:

Strategic Benefits

•	Meaningful opportunity to drive incremental revenue growth by offering a broader equipment and service offering to an expanded and diversified global customer base, including national and international oil companies.
•	High-quality, differentiated portfolio of products and services that combines well-known brands, including ChampionX, Norris, Harbison-Fischer, and US Synthetic.
•	Greater scale and reach through a strong global footprint and operating expertise across North America, Europe, Asia Pacific, Middle East, and Latin America.
•	Expanded platform with innovative technology to drive the next generation of digital technology adoption and production optimization solutions in the oilfield.
•	An experienced management team and the combined talents and skills of Apergy and ChampionX team members with a continued strong focus on culture and employee engagement.

Financial Benefits

•	2019E pro forma revenue of approximately $3.5 billion and adjusted EBITDA of approximately $615 million (excluding synergies).
•	Expected annualized run-rate cost synergies of approximately $75 million within 24 months of closing through reduced corporate expenses, including avoidance of public company costs for ChampionX, efficiencies in supply chain procurement, leveraging of facilities, and SG&A reduction opportunities.
•	Significant sales synergies over time given the ability to utilize ChampionX’s geographic footprint and customer base to expand sales of Apergy’s production and automation technology products as well as the opportunity to offer Apergy’s digital solutions to ChampionX customers.
•	Strong recurring revenue base and production-optimization portfolio supports more stable, through-cycle EBITDA and cash flow generation.
•	Significant pro forma cash generation with low capital intensity across both businesses results in attractive free cash flow conversion and supports a balanced and effective capital allocation strategy going forward.
•	Pro forma net leverage ratio of approximately 1.7x2, excluding cost synergies, and 1.5x including cost synergies. Leverage is expected to be approximately 1.0x net debt/EBITDA after the first full year following the combination.

Management, Board of Directors and Headquarters

The Combined Company will benefit from the strengths and capabilities of Apergy and ChampionX. Mr. Somasundaram, current Apergy President and Chief Executive Officer, will serve as President and Chief Executive Officer of the Combined Company. Jay Nutt, current Chief Financial Officer of Apergy, will serve as Chief Financial Officer of the Combined Company, and Deric Bryant, current Executive Vice President & President of Ecolab’s Upstream Energy business, will serve as Chief Operating Officer of the Combined Company. Deric will have responsibility for ChampionX, as well as responsibility for the integration of the two companies and synergy capture. Additional senior leadership positions for the new company will be named at a later date. The size of the Apergy Board will be increased and two new directors designated by Ecolab will be appointed to the Board. Daniel Rabun, current Chairman of Apergy, will serve as Chairman of the Combined Company. The Combined Company will be headquartered in The Woodlands, Texas, and will have operations in over 55 countries.

Transaction Details

The transaction will be effected through a “Reverse Morris Trust” transaction pursuant to which ChampionX is expected to be spun-off to Ecolab’s shareholders and simultaneously merged with and surviving as a wholly-owned subsidiary of Apergy. The transaction is expected to be tax-free to Ecolab and its shareholders and Apergy’s shareholders for U.S. federal income tax purposes. At the completion of the transaction, Apergy will issue approximately 127 million shares on a fully diluted basis to existing Ecolab shareholders and assume estimated net debt of approximately $492 million.

Based on Apergy’s closing price of $30.67 on December 18, 2019, the transaction values Ecolab’s ChampionX business at $4.4 billion, which represents approximately 12.5x 2019 estimated EBITDA, and approximately 10.3x 2019 estimated EBITDA including full-run rate cost synergies; as well as less than 9.5x 2020 estimated EBITDA including full run-rate cost synergies. Existing Ecolab shareholders will own approximately 62% of the Combined Company on a fully diluted basis, with existing shareholders of Apergy owning approximately 38% of the Combined Company on a fully diluted basis. Both sets of shareholders will jointly participate in the expected synergies and other benefits of the combination.

ChampionX and Bank of America executed a term loan facility commitment letter pursuant to which Bank of America has committed to provide a term loan financing, subject to customary conditions, to ChampionX for approximately $537 million to fund a net cash payment of approximately $492 million to Ecolab. At closing, ChampionX is expected to have approximately $45 million of cash. Apergy has also obtained fully underwritten commitments to amend its existing debt facilities and guarantee the ChampionX debt to permit the transaction.

The transaction is subject to customary closing conditions, including (i) effectiveness of Apergy Form S-4 and Ecolab Form 10; (ii) Apergy shareholder approval; (iii) consummation of the ChampionX separation from Ecolab; (iv) for Ecolab, receipt of tax opinions; and (v) regulatory approvals. The transaction is expected to be completed by the end of the second quarter of 2020.

Conference Call and Investor Information

Apergy will host a conference call today at 8:30 am Eastern / 7:30am Central to discuss the transaction and will be joined by Deric Bryant Executive Vice President & President of Ecolab’s Upstream Energy business. Following the prepared remarks, the call will include a question-and-answer session with the investment community. All interested parties can access the call by dialing into (888) 424-8151 or (847) 585-4422 outside the U.S. and entering passcode 7875 062. There also will be a live webcast of the call, which can be accessed through the investor relations section of Apergy’s website.

A replay of the conference call will be available on Apergy’s website. Also, a replay may be accessed by dialing 1-888-843-7419 in the United States and Canada, or 1-630-652-3042 for international calls. The access code is 7875 062#.

A copy of the investor presentation will be made available on Apergy’s investor relations website in advance of the conference call.

Advisors

Centerview Partners LLC and Lazard are serving as financial advisors to Apergy and Weil, Gotshal & Manges LLP is serving as legal counsel. BofA Securities is serving as exclusive financial advisor to Ecolab, and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel.

About Apergy

Apergy is a leading provider of highly engineered equipment and technologies that help companies drill for and produce oil and gas safely and efficiently around the world. Apergy's products provide efficient functioning throughout the lifecycle of a well - from drilling to completion to production. Apergy’s Production & Automation Technologies offerings consist of artificial lift equipment and solutions, including rod pumping systems, electric submersible pump systems, progressive cavity pumps and drive systems and plunger lifts, as well as a full automation and digital offering consisting of equipment and software for Industrial Internet of Things (“IIoT”) solutions for downhole monitoring, wellsite productivity enhancement, and asset integrity management. Apergy’s Drilling Technologies offering provides leading polycrystalline diamond cutters and bearings that result in cost effective and efficient drilling. To learn more about Apergy, visit our website at http://www.apergy.com.

About Ecolab

A trusted partner at nearly three million customer locations, Ecolab (ECL) is the global leader in water, hygiene and energy technologies and services that protect people and vital resources. With annual sales of $15 billion and 49,000 associates, Ecolab delivers comprehensive solutions, data-driven insights and on-site service to promote safe food, maintain clean environments, optimize water and energy use, and improve operational efficiencies for customers in the food, healthcare, energy, hospitality and industrial markets in more than 170 countries around the world.

Cautionary Notes on Forward Looking Statements

This news release includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements. These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the SEC, including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Apergy and ChampionX intend to file registration statements with the SEC. Apergy will also file a proxy statement. Ecolab stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Apergy stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381 or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on March 1, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 15, 2019. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Pro Forma Financial Information

Certain financial measures and other information have been adjusted for the proposed transaction between Apergy and Ecolab and transactions related thereto. When presenting such information, the amounts are identified as “Pro forma.” The Pro forma financial measures are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. Accordingly, the Pro forma financial data is not necessarily indicative of the Combined Company’s financial position or results of operations had the transactions described above for which we are giving Pro forma effect actually occurred on the dates indicated.

Apergy Contacts:

Investors: David Skipper

david.skipper@apergy.com

713-230-8031

Media: John Breed

john.breed@apergy.com

281-403-5751

Ecolab Contacts:

Michael Monahan

mike.monahan@ecolab.com

651-250-2809

Andrew Hedberg

andrew.hedberg@ecolab.com

651-250-2185

1 Based on Apergy’s closing share price of $30.67 as of December 18, 2019.

2 Calculated based on $589 million of debt and $41 million of cash at Apergy at September 30, 2019, plus approximately $492 million of assumed net debt at ChampionX. Combined Company 2019E pro forma adjusted EBITDA of approximately $615 million.